March 28, 2018

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cadus Corporation

Schedule 13E-3

Filed February 16, 2018 by Cadus Corporation, Starfire Holding

Corporation, Cadus Merger Sub LLC, High River Limited Partnership,

Barberry Corp., Hopper Investments LLC, and Carl C. Icahn

File No. 005-46485

Dear Ms. Chalk:

I am writing on behalf of Cadus Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated March 13, 2018 (the “Comment Letter”) with respect to the above-referenced Rule 13e-3 Transaction Statement under Section 13(E) of the Exchange Act, as filed with the Commission on February 16, 2018 (the “Schedule 13E-3”), and the related preliminary proxy statement under Regulation 14A of the Exchange Act, as filed with the Commission on February 16, 2018 (the “Proxy Statement”).

This letter, together with Amendment No. 1 to the Proxy Statement (the “Proxy Statement Amendment”) and Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) are being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Proxy Statement Amendment.

909 Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

March 28, 2018

Schedule 13E-3

Exhibit 99.(A)(1)

1.	Please revise the third paragraph of the cover letter, and other sections of the proxy, where appropriate, to clarify that the Merger Agreement will effect a sale of the company to corporate insiders.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the third paragraph of the cover letter of the Proxy Statement Amendment and has also added additional disclosure to “Questions and Answers about the Special Meeting and the Merger” (page 14), “Special Factors—Background of the Merger” (page 18), and “The Parties to the Merger Agreement” (page 48).

Please note that, subsequent to the initial filing of the Schedule 13E-3 and the Proxy Statement, the shares of the Company’s common stock that were previously held by Barberry Corp. and High River Limited Partnership were transferred to Parent. As a result of these transfers, Parent now owns 67.81% of the issued and outstanding shares of the Company’s common stock. Accordingly, the Company has revised its disclosures in the Proxy Statement Amendment and the Schedule 13E-3 Amendment to describe this change and to highlight the fact that the merger agreement will effect a sale of the Company to its own controlling stockholder. The filing persons of the Schedule 13E-3 Amendment have been correspondingly updated.

Background of the Merger, page 18

2.	Please revise the fifth paragraph on page 18 to explain why the Board formed the Special Committee. With reference to page A-5, please state whether the Board determined that all members of the Special Committee were independent and disinterested. In this regard, we refer to your disclosures on pages 68-69 and note that your CEO Hunter Gary, who is a Senior Vice President at Icahn Enterprises L.P., was not a member of the Special Committee, but Jack Wasserman, who has been a director of Icahn Enterprises G.P., Inc. since 1993, was included as a Special Committee member.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the fifth paragraph on page 18 of the Proxy Statement Amendment.

The Company also respectfully confirms that Mr. Wasserman has served as a director of Icahn Enterprises G.P., Inc. (“IEGP”), which is the general partner of IEP, since 1993. As reflected in the Annual Report on Form 10-K for the year ended December 31, 2017, filed by IEP and Icahn Enterprises Holdings L.P. (“IEP Holdings”) with the SEC on March 1, 2018, IEP and IEP Holdings both believe that Mr. Wasserman is “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ Listing Rules of the NASDAQ Stock Market. With respect to the Company, Mr. Wasserman serves as the lead independent director, as reflected in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed by the Company with the SEC on March 12, 2018.

909 Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

March 28, 2018

Unlike Mr. Gary, Mr. Wasserman is not currently an employee of, nor has he ever been employed by, IEP or IEGP. Mr. Wasserman’s relationship with Mr. Icahn, IEP, IEGP, IEP Holdings and their respective affiliates is in his capacity as an independent member of the Board of Directors of IEP Holdings and certain affiliates or subsidiaries of IEP Holdings, including the Company.

We note that while Mr. Wasserman holds 10,000 shares of the Company’s common stock, which represents 0.038% of the Company’s issued and outstanding common stock, Mr. Wasserman will not receive any material benefit from the transactions contemplated by the Merger Agreement that is not received by stockholders of the Company generally.

Accordingly, as Mr. Wasserman’s relationship with the Company is acting as an independent director, and his relationship with IEP Holdings is also acting as an independent director and he has not entered into any material transactions or agreements with Mr. Icahn, IEP, IEGP, IEP Holdings, or any of their respective affiliates, other than in connection with his service as a director, the Company believes that Mr. Wasserman is independent with respect to the Company and the Special Committee and disinterested with respect to the merger.

3.	Please revise the first paragraph on page 19 to explain the basis for the Special Committee’s determination that engaging in a process to seek an alternate potential buyer would not be a good use of Company resources and would not be in the best interests of the Company and its shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the first paragraph on page 19 of the Proxy Statement Amendment.

4.	Please revise the sixth paragraph on page 19 to explain why your counsel expressed its preference for a “one-step” merger and why the proposed minimum ownership threshold as presented in the initial merger draft was “problematic.”

Response: In response to the Staff’s comment, the Company has revised its disclosure in the sixth paragraph on page 19 of the Proxy Statement Amendment.

5.	Your disclosures on page 19 and 20 indicate that Alvarez & Marsal provided the Special Committee with preliminary financial analyses on November 20, 2017 and January 17, 2018. Accordingly, please provide disclosure summarizing these reports. Refer to Regulation M-A, Item 1015(b)(6). In addition, refer to Regulation M-A, Item 1015 and file these reports as exhibits to the Schedule 13E-3. To the extent that preliminary analyses or reports are the same as prior versions, so note, and describe the material differences.

909 Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

March 28, 2018

Response: In response to the Staff’s comment, the Company has added additional disclosure to “Special Factors—Opinion of Financial Advisor to the Special Committee” (page 31). In addition, the preliminary financial analyses that Alvarez & Marsal reviewed with the Special Committee are being filed as exhibits to the Schedule 13E-3 Amendment.

Reasons for the Merger..., page 21

6.	State the reasons for the timing of the proposed merger. See Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has added additional disclosure to “Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—The Special Committee” (page 24).

7.	Please revise the first bullet point on page 21 to explain that the Board did not reach out to any third parties to solicit interest in an alternative transaction. Please also tell us whether the Board considered this as a potentially negative factor, and if so, include a discussion of this negative factor on pages 23-24.

Response: In response to the Staff’s comment, the Company has added additional disclosure in the first bullet point in “Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger—The Special Committee” (page 21). The Special Committee and the Board did not consider this as a potentially negative factor, for the reasons described in the additional disclosure provided in response to Comment 3 above.

The Board unanimously recommends..., page 25

8.	We refer to your disclosures on pages 22, 24 and 25 and note that the Special Committee, and by extension, the entire Board considered the opinion of Alvarez & Marsal regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. Accordingly, please revise to clarify whether the Special Committee and the Board adopted the analyses and opinion of Alvarez & Marsal. Similarly, please revise your disclosure on page 32 concerning the Purchaser Group to indicate their adoption of the Alvarez & Marsal opinion or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the fourth bullet point on page 22 of the Proxy Statement Amendment, on page 25 of the Proxy Statement Amendment, and on page 32 of the Proxy Statement Amendment.

909 Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

March 28, 2018

Position of the Purchaser Group as to the Fairness of the Merger, page 32

9.	Revise to detail the factors the Purchaser Group considered in analyzing the fairness of the proposed transaction and its analysis of those factors to reach a conclusion of fairness as to unaffiliated shareholders of the Company. For example, the reference to “the Purchaser Group’s knowledge and analysis of available information regarding the Company, as well as discussions with members of the Company’s management regarding the Company and its business” should be expanded to specify what specific factors were considered and how each was analyzed (including factors weighing against fairness, to the extent applicable).

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Special Factors—Position of the Purchaser Group as to Fairness of the Merger” (page 32).

Purposes and Reasons of Purchaser Group for the Merger, page 32

10.	State the reasons for the timing of the proposed merger from the perspective of the Purchaser Group. See Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Special Factors—Purposes and Reasons of Purchaser Group for the Merger” (page 33)

Cautionary Note Regarding Forward-Looking Statements, page 47

11.	We note your disclosure indicating that your statements constitute “forward-looking statements within the meaning of Section 21E of the Exchange Act.” Please refer to Section 21E(b)(1)(E) and note that statements concerning going-private transactions do not fall within this safe harbor for forward-looking statements. Accordingly, please revise to remove the reference to Section 21E.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Proxy Statement Amendment to remove the reference to Section 21E.

*      *      *

909 Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

March 28, 2018

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (212) 735-8600.

Sincerely,

/s/ Zachary Jacobs

Zachary Jacobs

cc:	Matthew Manuelian (Morrison Cohen LLP)

Salomon Sassoon (Morrison Cohen LLP)

Corby J. Baumann (Thompson Hine LLP)

Todd E. Mason (Thompson Hine LLP)

909 Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com